2017 Second Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and six months ended July 2, 2017. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017, and the related notes, and with our MD&A for the year ended January 1, 2017 (2016 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to August 2, 2017, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on August 2, 2017.

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2016 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business – Our operations”, “Strategy and objectives”, “Liquidity and capital resources – Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

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•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•	changes to domestic tariffs and international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We sell our products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, American Apparel®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds®, and MediPeds® brands. We also distribute some of our sock products through our exclusive U.S. sock license for the Under Armour® brand, and we also market a wide array of products through a global license for the Mossy Oak® brand. Our products are sold in two primary markets, namely the

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printwear and retail markets. We distribute our products in printwear markets in the U.S., Canada, Mexico, Europe, Asia-Pacific, and Latin America. In retail markets, we sell our products to a broad spectrum of retailers primarily in the U.S. and Canada and we also manufacture for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of our customers in the markets that we serve. With over 48,000 employees worldwide, we operate with a strong commitment to industry-leading labour and environmental practices throughout our supply chain in accordance with our comprehensive corporate social responsibility program which is embedded in the Company's long-term business strategy.

3.2 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results, and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments.

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 55 countries across North America, Europe, Asia-Pacific, and Latin America, mainly within the "basics", "fashion basics" and "performance basics" product categories. Wholesale distributors sell our undecorated activewear products (blanks) to screenprinters and embroiderers, who decorate the products with designs and logos and in turn sell the imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. Our activewear products are used in a variety of daily activities by individuals and have various applications, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

The following table summarizes the primary brands under which we market our products in the printwear channel:

Primary brands	Primary products

Gildan® Gildan Performance® American Apparel® Anvil® Comfort Colors® (1) Alstyle® (1) New Balance® (2)	Activewear: T-shirts, fleece, sport shirts
(1) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(2) Under license agreement for distribution rights in the U.S. and Canada.

In the basics category, we market our products under the Gildan® brand, the leading brand in this category, and the Alstyle® brand which we acquired in 2016. The fashion basics category consists of a ring-spun product-line marketed under the Anvil® brand featuring lighter-weight fabrics in cotton yarn and blended yarns in more fitting silhouettes, the American Apparel® brand which is a leading premium fashion brand, the Comfort Colors® brand featuring garment-dyed activewear products, as well as the Gildan® brand under a ring-spun offering. In the sports performance category, we market our products under our Gildan Performance® brand, featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance, as well as the licensed New Balance® brand.

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3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets, and distributes branded family apparel, including athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear, and shapewear products. We sell our products to retailers in the United States and Canada, primarily under our Company-owned and licensed brands. The Company also manufactures for select leading global athletic and lifestyle brands. Consumers buy our products primarily at stores of our retail customers, online through retail customers' websites, including online pureplay customers, such as Amazon, and through our own branded websites and outlet stores. We are continuing to develop our omnichannel capabilities with investments in distribution facilities and digital marketing and advertising spend.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Primary retail distribution channels

Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum®(1)	Socks, underwear, activewear	Regional department stores, national chains
Smart Basics®	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G® (1)	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand™	Socks	Mass-market
Silver Toe®	Socks	National chains
Signature Gold by Goldtoe®	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour®(2)	Athletic socks	Sports specialty, national chains, department stores
Mossy Oak®(3)	Socks, activewear, underwear, loungewear, thermals, fleece	Sports specialty, national chains, mass-market, price clubs, dollar store channel, department stores
Secret®(1)	Sheer/pantyhose, tights/leggings, shapewear, underwear, intimate accessories, socks	Mass-market, department stores, food and drug
Silks®(1)	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus®(1)	Legwear, foot solutions/socks	Mass-market, department stores, food and drug
Kushyfoot®(1)	Legwear, foot solutions/socks	Food and drug
Secret Silky®	Sheer/pantyhose	Food and drug
Peds®	Socks, sheer/pantyhose, legwear	Mass-market, footwear
MediPeds®	Legwear, foot solutions/socks	Mass-market
(1) Gildan Platinum®, G®, and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Under license agreement for socks only – with exclusive distribution rights in the U.S.
(3) Under license agreement – with worldwide distribution rights and exclusivity for certain product categories.

3.3 Our operations

3.3.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibers into yarn. In our textile plants, we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments primarily at sewing facilities which we operate in owned or leased premises. We also use third

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party sewing contractors, although to a lesser extent, to satisfy some of our sewing requirements. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knits the entire sock with a seamless toe closing operation. Our manufacturing facilities for sheer hosiery include knitting, dyeing, and packaging capabilities.

All of our yarn-spinning operations are in the United States, where we manufacture the majority of the yarn used to produce our products. We have seven facilities, including two facilities from the July 2017 acquisition of Swift Spinning, Inc. We also use third party yarn-spinning suppliers, primarily in the United States to satisfy the remainder of our yarn requirements. Our largest manufacturing hub is in Central America, in Honduras, and is strategically located to efficiently serve the quick replenishment requirements of our markets. In Honduras we have textile, sock, and sewing operations. We operate three large-scale, vertically-integrated textile facilities at our Rio Nance complex in Honduras and we are currently developing an additional facility. We also own and operate another vertically-integrated textile facility in Honduras outside the Rio Nance complex. The majority of our sock production is also produced at our Rio Nance complex in two sock manufacturing facilities, and we own and operate a sock manufacturing facility in Hildebran, North Carolina. Sheer hosiery manufacturing is located in a facility in Canada. The majority of the cut goods produced in the textile facilities in Central America are assembled in our sewing facilities located in Honduras and Nicaragua, mainly in leased premises. We also have screenprinting and decorating capabilities in Central America to support our sales to leading global athletic and lifestyle consumer brands. Garment dyeing operations are conducted in Honduras and out of a small garment dyeing facility in the U.S. In the Caribbean Basin, we operate a large-scale, vertically-integrated textile facility in the Dominican Republic and assemble the cut goods from that facility at our sewing facilities in the Dominican Republic, and at dedicated third-party sewing contractors in Haiti. Another manufacturing hub is based in Mexico where we operate a large integrated textile, sewing, and distribution facility, as well as cut and sew facilities, which were acquired in 2016 as part of the Alstyle acquisition. We have increased capacity utilization at the Alstyle facility, with the capability to significantly expand the facility’s textile production capacity for basics going forward. In Bangladesh we own and operate a smaller vertically-integrated manufacturing facility for the production of activewear dedicated primarily to servicing international markets. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities		• Clarkton, NC • Cedartown, GA • Columbus, GA (2 facilities) • Salisbury, NC (2 facilities) • Mocksville, NC
Textile facilities			• Honduras (4 facilities)	• Dominican Republic	• Agua Prieta	• Bangladesh
Garment dyeing facilities		• New Bedford, MA	• Honduras
Sewing facilities(1)			• Honduras (4 facilities) • Nicaragua (3 facilities)	• Dominican Republic (2 facilities)	• Ensenada • Hermosillo • Agua Prieta	• Bangladesh
Sock / Sheer manufacturing facilities	• Montreal, QC	• Hildebran, NC	• Honduras (2 facilities)
(1) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic.

3.3.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics for each of their respective operating segments.

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Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also have distribution centres in Honduras and in Mexico. In addition, we have leased distribution facilities primarily in the U.S. west coast, and we also use third-party warehouses in the U.S., Canada, Mexico, Colombia, Europe, and Asia.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. We also service some of our customers through our distribution centre in Honduras. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina, and Canada. We also operate retail stores located in outlet malls throughout the Eastern United States.

3.3.3 Employees and corporate office
We currently employ over 48,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment
The markets for our products are highly competitive and we compete with domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Among our competitive strengths is our expertise in designing, constructing, and operating large-scale, vertically-integrated, and strategically-located manufacturing hubs. This skill set and the continued significant capital investment we have made in our own vertically-integrated manufacturing infrastructure, which has surpassed industry average levels of investment, allow us to operate efficiently, remain cost-competitive, maintain consistent product quality, and provide a reliable supply chain with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company continues to support the further development of its brands with investments in marketing and advertising. Recognition for our high standards of environmental and social responsibility practices is also a particularly important competitive advantage as this area is becoming an increasingly important consideration for our customers.

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), which are both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Delta Apparel Inc., Color Image Apparel, Inc., Next Level Apparel, and Bella + Canvas, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from third-party suppliers.

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire subsidiaries, Fruit of the Loom, Russell, and Garan Incorporated, as well as Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by some of our retail customers.

4.0 STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1 Continue to pursue additional printwear market penetration and opportunities

We intend to continue to leverage our vertical manufacturing platform, cost advantage, and distributor reach to continue to grow in the North American printwear market, including the faster-growing fashion basics and sports performance categories where our participation in these categories has not been as extensive as in the basics category. We are targeting further market penetration in printwear with brands well-positioned to compete in each product category and through new product introductions, including softer fabrics and blends, performance garments, ladies styles, sport shirts, and workwear. We also intend to continue to expand our presence in international markets such as Europe, Asia-Pacific,

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and Latin America, which currently represent less than 10% of our total consolidated net sales, through product extensions, expanded distribution, and by leveraging our brand portfolio across these markets.

4.2 Continue penetration of retail market as a full-line supplier of branded family apparel

We continue to leverage our existing core competencies, successful business model, and competitive strengths to grow our sales to North American retailers who sell our products in their stores and/or online, as well as through our own direct-to-consumer capabilities. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing, and fast and flexible replenishment, together with a commitment to sound practices in corporate social responsibility and environmental sustainability. Consumer brand recognition and appeal are also important factors in the retail market. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise, and our ongoing marketing investment to support the further development of Company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks, sheer hosiery, legwear, and shapewear products. We are also continuing to develop our omnichannel capabilities with investments in distribution facilities and digital marketing and advertising spend to also drive sales through online channels. Although we are primarily focused on further developing our Company-owned and licensed brands, we have also developed strong relationships with and are growing our sales as a supply chain partner to a small number of select leading global athletic and lifestyle brands, for which we manufacture and decorate products.

4.3 Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth and to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement.

4.4 Utilize free cash flow and balance sheet strength to enhance sales and earnings growth and shareholder returns

We have established a capital allocation framework intended to enhance sales and earnings growth and shareholder returns. Beyond our dividend, our first priority for the use of free cash flow and debt financing capacity is completing complementary strategic acquisitions which meet our criteria. We have developed criteria for evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital. Beyond dividends and acquisitions, when appropriate, we intend to use excess cash to repurchase shares under normal course issuer bid programs. The Company has set a net debt leverage target ratio of one to two times adjusted EBITDA which it believes will provide an efficient capital structure and allow it to execute on all of its capital allocation priorities within this framework.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2016 Annual MD&A.

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness, net indebtedness (cash in excess of total indebtedness), and net debt leverage ratio to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

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5.2 Business acquisition

5.2.1 American Apparel

On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (American Apparel), which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of $88.0 million. In addition, the Company acquired inventory from American Apparel for $10.5 million. The total consideration transferred for this acquisition was therefore $98.5 million (of which $91.9 million was paid in fiscal 2017, and $6.6 million was paid in the fourth quarter of fiscal 2016). The acquisition was financed by the utilization of the Company's long-term bank credit facilities. The American Apparel® brand is a highly recognized brand among consumers and within the North American printwear channel, and is a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further market share penetration in the fashion basics category of these markets.

The Company accounted for the acquisition of American Apparel using the acquisition method in accordance with IFRS 3, Business Combinations and the condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017 include the results of American Apparel from February 8, 2017 to July 2, 2017. The results of American Apparel are included in the Printwear segment. The Company has determined the fair value of the assets acquired based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 4 of the condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017 for a summary of the preliminary amounts recognized for the assets acquired at the date of acquisition.

5.2.2 Other

On April 4, 2017, the Company acquired a 100% interest in an Australian based activewear distributor for cash consideration of $6.0 million. The transaction also resulted in the effective settlement of $2.9 million of trade accounts receivable due to Gildan prior to the acquisition. On a preliminary basis, the fair values attributed to the assets acquired and liabilities assumed were $5.7 million to working capital and other assets, and $3.2 million to customer relationships which are being amortized on a straight line basis over their estimated useful lives. The net sales and net earnings attributable to this acquisition since April 4, 2017 are not significant.

5.3 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except per share amounts or otherwise indicated)	July 2, 2017	April 2, 2017	(1)	January 1, 2017	October 2, 2016	(2)	July 3, 2016	(3)	April 3, 2016	January 3, 2016	October 4, 2015

Net sales	715.4	665.4		587.9	715.0		688.9		593.3	543.8	674.5
Net earnings	107.7	83.5		74.3	114.4		94.7		63.2	67.6	123.1
Net earnings per share:
Basic(4)	0.48	0.36		0.32	0.49		0.40		0.26	0.28	0.51
Diluted(4)	0.48	0.36		0.32	0.49		0.40		0.26	0.28	0.50
Weighted average number of shares outstanding (in ‘000s)
Basic	225,331	229,726		231,364	231,924		235,496		242,637	243,183	242,257
Diluted	225,861	230,195		231,855	232,715		236,272		243,355	244,174	244,063
(1) Reflects the acquisition of American Apparel from February 8, 2017.
(2) Reflects the acquisition of Peds from August 22, 2016.
(3) Reflects the acquisition of Alstyle from May 26, 2016.
(4) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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5.3.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the last quarter and highest in the second and third quarters of the year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the fourth quarter, and highest in the second quarter of the year when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest, in advance of the fall and winter seasons, in the second and third quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflect results of companies acquired from their effective date of acquisition. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.5.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of the 2016 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

QUARTERLY REPORT - Q2 2017 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Six months ended
	July 2, 2017	July 3, 2016	Variation		July 2, 2017	July 3, 2016	Variation
			$	%			$	%

Net sales	715.4	688.9	26.5	3.8%	1,380.7	1,282.2	98.5	7.7%
Gross profit	213.3	189.0	24.3	12.9%	402.0	345.4	56.6	16.4%
SG&A expenses	89.3	83.6	5.7	6.8%	178.6	162.8	15.8	9.7%
Restructuring and acquisition-related costs	2.8	2.7	0.1	3.7%	9.4	9.5	(0.1)	(1.1)%
Operating income	121.1	102.7	18.4	17.9%	214.1	173.0	41.1	23.8%
Adjusted operating income(1)	123.9	105.4	18.5	17.6%	223.5	182.5	41.0	22.5%
Adjusted EBITDA(1)	165.4	145.1	20.3	14.0%	304.3	256.9	47.4	18.5%
Financial expenses	7.6	3.0	4.6	153.3%	12.3	7.9	4.4	55.7%
Income tax expense	5.8	5.0	0.8	16.0%	10.6	7.2	3.4	47.2%
Net earnings	107.7	94.7	13.0	13.7%	191.2	157.9	33.3	21.1%
Adjusted net earnings(1)	110.5	96.4	14.1	14.6%	200.6	165.4	35.2	21.3%

Basic EPS	0.48	0.40	0.08	20.0%	0.84	0.66	0.18	27.3%
Diluted EPS	0.48	0.40	0.08	20.0%	0.84	0.66	0.18	27.3%
Adjusted diluted EPS(1)	0.49	0.41	0.08	19.5%	0.88	0.69	0.19	27.5%

Gross margin	29.8%	27.4%	n/a	2.4 pp	29.1%	26.9%	n/a	2.2 pp
SG&A expenses as a percentage of sales	12.5%	12.1%	n/a	0.4 pp	12.9%	12.7%	n/a	0.2 pp
Operating margin	16.9%	14.9%	n/a	2.0 pp	15.5%	13.5%	n/a	2.0 pp
Adjusted operating margin(1)	17.3%	15.3%	n/a	2.0 pp	16.2%	14.2%	n/a	2.0 pp

	July 2, 2017	January 1, 2017	Variation
			$	%

Total assets	3,090.4	2,990.1	100.3	3.4%
Total non-current financial liabilities	705.0	600.0	105.0	17.5%
Quarterly cash dividend declared per common share	0.0935	0.0780	0.0155	19.9%
n/a = not applicable
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.5 Consolidated operating review

5.5.1 Net sales

	Three months ended				Six months ended
(in $ millions, or otherwise indicated)	July 2, 2017	July 3, 2016	Variation		July 2, 2017	July 3, 2016	Variation
			$	%			$	%

Segmented net sales:
Printwear	480.1	471.2	8.9	1.9%	925.7	863.4	62.3	7.2%
Branded Apparel	235.3	217.6	17.7	8.1%	455.0	418.8	36.2	8.6%
Total net sales	715.4	688.8	26.6	3.9%	1,380.7	1,282.2	98.5	7.7%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2017 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

The increase in consolidated net sales for the three and six months ended July 2, 2017 was mainly due to the aggregate $46 million incremental sales contribution in the second quarter and $106 million on a year-to-date basis from the acquisitions of Alstyle, Peds, and American Apparel, as well as higher net selling prices. These positive factors were partly offset by lower unit sales of printwear basics, including lower fleece in the second quarter, as well as the impact of unfavourable foreign exchange.

5.5.2 Gross profit

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Gross profit	213.3	189.0	24.3	402.0	345.4	56.6
Gross margin	29.8%	27.4%	2.4 pp	29.1%	26.9%	2.2 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in consolidated gross margin for three and six months ended July 2, 2017 compared to the same periods last year was primarily due to the favourable net impact of net selling prices and manufacturing and raw material costs, partly offset by the impact of unfavourable product-mix and foreign exchange.

5.5.3 Selling, general and administrative expenses

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

SG&A expenses	89.3	83.6	5.7	178.6	162.8	15.8
SG&A expenses as a percentage of sales	12.5%	12.1%	0.4 pp	12.9%	12.7%	0.2 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in SG&A expenses for the three and six months ended July 2, 2017 compared to the same periods last year was primarily due to the impact of the 2016 acquisitions of Alstyle and Peds, as well as American Apparel, which closed during the first quarter of 2017, partly offset by the benefit of volume leverage in Branded Apparel.

5.5.4 Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three and six months ended July 2, 2017 were $2.8 million and $9.4 million respectively, compared to $2.7 million and $9.5 million for the same periods last year.

Restructuring and acquisition-related costs for the six months ended July 2, 2017 related primarily to transaction and integration costs incurred in connection with the American Apparel business acquisition, as well as costs for the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

Restructuring and acquisition-related costs for the six months ended July 3, 2016 related primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct-to-consumer channel strategy, and the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

QUARTERLY REPORT - Q2 2017 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.5 Operating income and adjusted operating income

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Operating income	121.1	102.7	18.4	214.1	173.0	41.1
Adjustment for:
Restructuring and acquisition-related costs	2.8	2.7	0.1	9.4	9.5	(0.1)
Adjusted operating income(1)	123.9	105.4	18.5	223.5	182.5	41.0

Operating margin	16.9%	14.9%	2.0 pp	15.5%	13.5%	2.0 pp
Adjusted operating margin(1)	17.3%	15.3%	2.0 pp	16.2%	14.2%	2.0 pp
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in operating income and adjusted operating income for the three and six months ended July 2, 2017 compared to the same periods last year was mainly due to increased sales, higher gross margins, and SG&A leverage in Branded Apparel, partly offset by increased SG&A expenses from acquisitions.

5.5.6 Financial expenses, net

	Three months ended			Six months ended
(in $ millions)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Interest expense on financial liabilities recorded at amortized cost	4.7	3.0	1.7	8.4	4.8	3.6
Bank and other financial charges	1.9	1.1	0.8	3.8	2.1	1.7
Interest accretion on discounted provisions	0.1	0.1	—	0.2	0.2	—
Foreign exchange loss (gain)	0.8	(1.1)	1.9	(0.1)	0.8	(0.9)
Financial expenses, net	7.5	3.1	4.4	12.3	7.9	4.4
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the three and six months ended July 2, 2017, the increase in interest expense compared to the corresponding periods last year was a result of higher borrowing levels, and higher effective interest rates on our long-term debt relating mainly to higher U.S. short term interest rates and the higher interest rates on the notes payable that were issued in August 2016 as described under “Liquidity and capital resources” in section 8.0 of this MD&A. Bank and other financial charges also increased in the three and six months ended July 2, 2017 compared to the corresponding periods last year due to the amortization of financing fees incurred in connection with the new debt issuances in fiscal 2016 and discount fees related to the sales of trade accounts receivables. Foreign exchange gains and losses for the three and six months ended July 2, 2017 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.5.7 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Earnings before income taxes	113.5	99.7	13.8	201.8	165.2	36.6
Income tax expense	5.8	5.0	0.8	10.6	7.2	3.4
Average effective income tax rate	5.1%	5.0%	0.1 pp	5.3%	4.4%	0.9 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the three and six months ended July 2, 2017, the average effective income tax rate was in line with the Company’s expected effective income tax rate of approximately 5% for fiscal 2017. The lower average effective income tax rate in the corresponding periods of last year was mainly due to tax recoveries on restructuring and acquisition-related costs incurred in higher tax rate jurisdictions.

QUARTERLY REPORT - Q2 2017 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.8 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Six months ended
(in $ millions, except per share amounts)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Net earnings	107.7	94.7	13.0	191.2	157.9	33.3
Adjustments for:
Restructuring and acquisition-related costs	2.8	2.7	0.1	9.4	9.5	(0.1)
Income tax recovery on restructuring and acquisition-related costs	—	(1.0)	1.0	—	(2.0)	2.0
Adjusted net earnings(1)	110.5	96.4	14.1	200.6	165.4	35.2

Basic EPS	0.48	0.40	0.08	0.84	0.66	0.18
Diluted EPS	0.48	0.40	0.08	0.84	0.66	0.18
Adjusted diluted EPS(1)	0.49	0.41	0.08	0.88	0.69	0.19
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in net earnings and adjusted net earnings for the three and six months ended July 2, 2017 compared to the same periods last year was mainly attributable to the increase in operating income and adjusted operating income, partly offset by higher financial and income tax expenses. Diluted and adjusted diluted EPS also benefited from the impact of share repurchases under the Company's normal course issuer bid (NCIB) as discussed in section 8.6 of this MD&A.

5.6 Segmented operating review

	Three months ended				Six months ended
(in $ millions, or otherwise indicated)	July 2, 2017	July 3, 2016	Variation		July 2, 2017	July 3, 2016	Variation
			$	%			$	%

Segmented net sales:
Printwear	480.1	471.2	8.9	1.9%	925.7	863.4	62.3	7.2%
Branded Apparel	235.3	217.6	17.7	8.1%	455.0	418.8	36.2	8.6%
Total net sales	715.4	688.8	26.6	3.9%	1,380.7	1,282.2	98.5	7.7%

Segment operating income:
Printwear	122.1	111.0	11.1	10.0%	228.0	196.1	31.9	16.3%
Branded Apparel	26.0	17.1	8.9	52.0%	44.5	31.9	12.6	39.5%
Total segment operating income	148.1	128.1	20.0	15.6%	272.5	228.0	44.5	19.5%
Amortization of intangible assets, excluding software	(5.3)	(4.4)	(0.9)	20.5%	(10.3)	(8.7)	(1.6)	18.4%
Corporate expenses	(18.8)	(18.2)	(0.6)	3.3%	(38.7)	(36.8)	(1.9)	5.2%
Restructuring and acquisition-related costs	(2.8)	(2.7)	(0.1)	3.7%	(9.4)	(9.5)	0.1	(1.1)%
Total operating income	121.2	102.8	18.4	17.9%	214.1	173.0	41.1	23.8%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

	Three months ended			Six months ended
	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Segment operating margin:
Printwear	25.4%	23.5%	1.9 pp	24.6%	22.7%	1.9 pp
Branded Apparel	11.0%	7.8%	3.2 pp	9.8%	7.6%	2.2 pp

QUARTERLY REPORT - Q2 2017 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6.1 Printwear
Net sales
The increase in Printwear net sales for the three and six months ended July 2, 2017 compared to the same periods last year was mainly due to incremental sales contributions of approximately $29 million and $68 million, respectively, from the Alstyle and American Apparel acquisitions. In addition, sales in both periods were positively impacted by higher net selling prices and unit volume growth in fashion basics and international markets. These positive factors were partly offset by lower unit sales volumes in Printwear basics, including lower fleece in the second quarter and the impact of unfavourable foreign exchange.

Operating income
The increase in Printwear operating income for the three and six months ended July 2, 2017 compared to the same periods last year was primarily due to the increase in sales and gross margins. Printwear operating margins for the three and six months ended July 2, 2017 were up 190 basis points over each respective period of the prior year due primarily to the favourable net impact of net selling prices, manufacturing and raw material costs, partly offset by unfavourable foreign exchange impacts and SG&A expenses from the Alstyle and American Apparel acquisitions.

5.6.2 Branded Apparel
Net sales
The increase in Branded Apparel net sales for the three and six months ended July 2, 2017 compared to the same periods last year was primarily due to the sales contribution of approximately $17 million in the quarter and $38 million on a year-to-date basis from the Peds acquisition and strong growth in men's underwear, partly offset by lower global lifestyle and Gold Toe® branded sock sales reflecting weakness in department stores and national chains.

Operating income
The increase in Branded Apparel operating income for the three and six months ended July 2, 2017 compared to the same periods last year was mainly driven by the increase in sales and operating margins. Branded Apparel operating margins of 11.0% for the quarter and 9.8% on a year-to-date basis improved significantly by 320 basis points and 220 basis points, respectively, over the same periods last year primarily as a result of the favourable impact of manufacturing and raw material costs compared to the prior year, as well as the benefit of volume leverage on SG&A expenses.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	July 2, 2017	January 1, 2017	Variation

Cash and cash equivalents	46.8	38.2	8.6
Trade accounts receivable	363.4	277.7	85.7
Income taxes receivable	1.1	—	1.1
Inventories	922.7	954.9	(32.2)
Prepaid expenses, deposits and other current assets	61.4	69.7	(8.3)
Accounts payable and accrued liabilities	(251.3)	(234.1)	(17.2)
Income taxes payable	—	(1.9)	1.9
Total working capital	1,144.1	1,104.5	39.6
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of seasonally higher sales in the second quarter of fiscal 2017 compared to the fourth quarter of fiscal 2016, and a seasonally lower offset for accruals for sales discounts in trade accounts receivable compared to the end of fiscal 2016 (due to the payout of annual rebate programs for Printwear subsequent to the end of fiscal 2016), partially offset by the impact of lower days sales outstanding (DSO).

•
The decrease in inventories was mainly due to seasonally lower activewear inventories, as well as lower sock and underwear inventories, partially offset by increases in activewear inventories due to the American Apparel business acquisition.

QUARTERLY REPORT - Q2 2017 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

•
The decrease in prepaid expenses, deposits and other current assets was mainly due to the lower fair value of derivative financial instruments outstanding and designated as effective hedging instruments.

•
The increase in accounts payable and accrued liabilities is mainly due to a seasonal increase due to the impact of the holiday period manufacturing downtime at the end of the fourth quarter of fiscal 2016, which was partially offset by a seasonal decrease in purchases of sourced finished goods in Branded Apparel.

•
Working capital was $1,144.1 million as at July 2, 2017, compared to $1,104.5 million as at January 1, 2017. The current ratio at the end of the second quarter of 2017 was 5.6, compared to 5.7 at the end of fiscal 2016.

6.2 Property, plant and equipment, intangible assets and goodwill

(in $ millions)	Property, plant and equipment	Intangible assets	Goodwill

Balance, January 1, 2017	1,076.9	354.2	202.1
Net capital additions	40.9	1.2	—
Additions through business acquisitions	2.2	70.6	19.0
Depreciation and amortization	(67.7)	(12.6)	—
Balance, July 2, 2017	1,052.3	413.4	221.1
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Additions to property, plant and equipment were primarily for investments in textile capacity, including the development of the Rio Nance 6 facility in Honduras and textile capacity expansion in Bangladesh, as well as investments in distribution and garment dyeing expansion.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The increase in intangible assets reflects additions of $70.6 million mainly related to the American Apparel business acquisition, partially offset by amortization of $12.6 million.

•	The increase in goodwill is mainly due to the goodwill recognized in connection with the American Apparel business acquisition.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	July 2, 2017	January 1, 2017	Variation

Deferred income tax assets	—	1.5	(1.5)
Other non-current assets	8.2	14.9	(6.7)

Long-term debt	(705.0)	(600.0)	(105.0)
Deferred income tax liabilities	(2.8)	—	(2.8)
Other non-current liabilities	(36.2)	(34.6)	(1.6)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The decrease in other non-current assets is mainly due to the use of the deposit of $6.6 million made in the fourth quarter of fiscal 2016 with respect to the American Apparel business acquisition which closed on February 8, 2017.

•	Other non-current liabilities include provisions and employee benefit obligations.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

QUARTERLY REPORT - Q2 2017 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Six months ended
(in $ millions)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Net earnings	107.7	94.7	13.0	191.2	157.9	33.3
Adjustments to reconcile net earnings to cash flows from operating activities(1)	48.3	49.5	(1.2)	91.3	91.0	0.3
Changes in non-cash working capital balances	23.8	17.8	6.0	(36.8)	(107.5)	70.7
Cash flows from operating activities	179.8	162.0	17.8	245.7	141.4	104.3
(1) Includes depreciation and amortization of $41.5 million (2016 - $39.7 million) and $80.8 million (2016 - $74.4 million) respectively, for the three and six months ended July 2, 2017.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
For the six months ended July 2, 2017, the year-over-year improvement in operating cash flows of $104.3 million was mainly due to a lower increase in non-cash working capital as explained below, as well as the impact of higher net earnings.

•
The net increase in non-cash working capital was $36.8 million during the six months ended July 2, 2017, compared to a net increase of $107.5 million during the six months ended July 3, 2016. The lower increase in non-cash working capital compared to last year was due primarily to lower increases in trade accounts receivables mainly due to lower DSO, partially offset by lower incremental sales of trade accounts receivable to a financial institution, as well as a decrease in inventories this year compared to a slight increase last year.

7.2 Cash flows from (used in) investing activities

	Three months ended			Six months ended
(in $ millions)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Purchase of property, plant and equipment	(17.2)	(31.3)	14.1	(41.2)	(63.1)	21.9
Purchase of intangible assets	(0.6)	(1.1)	0.5	(1.3)	(7.3)	6.0
Business acquisitions	(9.1)	(109.5)	100.4	(102.1)	(109.5)	7.4
Proceeds on disposal of property, plant and equipment	—	0.5	(0.5)	0.2	0.6	(0.4)
Cash flows used in investing activities	(26.9)	(141.4)	114.5	(144.4)	(179.3)	34.9
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The lower use of cash in investing activities during the six months ended July 2, 2017 compared to the same period last year was mainly due to lower capital spending as a result of a reduction in yarn spinning investments. Cash used for business acquisitions during the six months ended July 2, 2017 included $91.9 million for the American Apparel business acquisition (the deposit of $6.6 million made in the fourth quarter of fiscal 2016 brings the total consideration to $98.5 million), $8.3 million for the acquisition of an Australian based activewear distributor, and the payment of $2.0 million of the balance due for the fiscal 2016 acquisition of Peds. Cash used for business acquisitions of $109.5 million during the six months ended July 3, 2016 related to the acquisition of Alstyle.

•
Capital expenditures for the six months ended July 2, 2017 are described in section 6.2 of this MD&A, and our projected capital expenditures for the twelve months ending December 31, 2017 are discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

QUARTERLY REPORT - Q2 2017 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

	Three months ended			Six months ended
(in $ millions)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Cash flows from operating activities	179.9	162.0	17.9	245.7	141.4	104.3
Cash flows used in investing activities	(26.9)	(141.3)	114.4	(144.5)	(179.2)	34.7
Adjustment for:
Business acquisitions	9.1	109.5	(100.4)	102.1	109.5	(7.4)
Free cash flow(1)	162.1	130.2	31.9	203.3	71.7	131.6
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	For the six months ended July 2, 2017, the year-over-year increase in free cash flow of $131.6 million reflected higher operating cash flows and lower capital expenditures.

7.4 Cash flows from (used in) financing activities

	Three months ended			Six months ended
(in $ millions)	July 2, 2017	July 3, 2016	Variation	July 2, 2017	July 3, 2016	Variation

Increase (decrease) in amounts drawn under long-term bank credit facilities	(66.0)	(146.0)	80.0	105.0	63.0	42.0
Proceeds from term loan	—	300.0	(300.0)	—	300.0	(300.0)
Dividends paid	(21.3)	(19.2)	(2.1)	(42.8)	(37.9)	(4.9)
Proceeds from the issuance of shares	1.2	0.8	0.4	1.6	1.2	0.4
Repurchase and cancellation of shares	(78.6)	(154.8)	76.2	(157.2)	(284.6)	127.4
Cash flows from (used in) financing activities	(164.7)	(19.2)	(145.5)	(93.4)	41.7	(135.1)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows used in financing activities for the six months ended July 2, 2017 reflected the repurchase and cancellation of common shares under the NCIB as discussed in section 8.6 of this MD&A, partially offset by a $105.0 million increase in funds drawn on our long-term bank credit facilities which was primarily used to finance the American Apparel business acquisition. For the six months ended July 3, 2016, the proceeds of $300.0 million from the unsecured five-year term loan agreement and the $63.0 million increase in funds drawn on our long-term bank credit facilities were mainly used to finance the repurchase and cancellation of common shares under a previous NCIB, and the acquisition of Alstyle. See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

•
The Company paid $42.8 million of dividends during the six months ended July 2, 2017 compared to $37.9 million of dividends during the six months ended July 3, 2016. The year-over-year increase is due to the 20% increase in the amount of the quarterly dividend approved by the Board of Directors on February 22, 2017, partially offset by the impact of lower common shares outstanding as a result of the repurchase and cancellation of common shares executed since last year.

QUARTERLY REPORT - Q2 2017 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness

Our primary uses of funds are for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also recently used funds for the repurchase of shares. We fund our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. The Company's long-term debt as at July 2, 2017 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
		July 2, 2017	January 1, 2017

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(2)	2.2%	$9,000	$—	April 2022
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25%(3)	2.0%	96,000	—	March 2019
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(4)	2.1%	300,000	300,000	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly(5)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly(5)	2.9%	50,000	50,000	August 2026
		$705,000	$600,000

(1)	Represents the effective interest rate for the six months ended July 2, 2017, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $14.0 million (January 1, 2017 - $19.0 million) has been committed against this facility to cover various letters of credit.

(3)
The Company's unsecured revolving long-term bank credit facility agreement of $300 million has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2017, the Company amended its unsecured revolving long-term bank credit facility of $1 billion to extend the maturity date from April 2021 to April 2022, and amended its unsecured revolving long-term bank credit facility agreement of $300 million to extend the maturity date from March 2018 to March 2019.

QUARTERLY REPORT - Q2 2017 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at July 2, 2017.

(in $ millions)	July 2, 2017	January 1, 2017

Long-term debt and total indebtedness(1)	705.0	600.0
Cash and cash equivalents	(46.8)	(38.2)
Net indebtedness(1)	658.2	561.8
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at July 2, 2017 was 1.1 times (1.0 times at January 1, 2017) which was at the lower end of its previously communicated target net debt leverage ratio of one to two times adjusted EBITDA. The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	July 2, 2017	January 1, 2017

Adjusted EBITDA for the trailing twelve months	571.0	523.8
Adjustment for:
Business acquisitions	4.8	12.5
Pro-forma adjusted EBITDA for the trailing twelve months	575.8	536.3
Net indebtedness(1)	658.2	561.8
Net debt leverage ratio(1)	1.1	1.0
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The Company now expects total capital expenditures of approximately $100 million for 2017 compared to its initial expectation of approximately $125 million. The balance of capital expenditures for 2017 are to support future growth, primarily for textile capacity related to the continued development of the Rio Nance 6 facility in Honduras, capacity expansion in Bangladesh, investments in distribution and garment dyeing, as well as sewing capacity expansion to align to increases in textile capacity.

We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the NCIB discussed in section 8.6 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

QUARTERLY REPORT - Q2 2017 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.2 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations. The following table sets forth the maturity of our contractual obligations by period as at July 2, 2017.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	251.3	251.3	251.3	—	—	—
Long-term debt(1)	705.0	705.0	—	96.0	309.0	300.0
Purchase obligations	—	78.8	76.6	2.2	—	—
Operating leases and other obligations	—	157.0	63.7	48.0	20.5	24.8
Total contractual obligations	956.3	1,192.1	391.6	146.2	329.5	324.8
(1) Excluding interest.

As disclosed in note 23 to our fiscal 2016 audited consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at July 2, 2017, the maximum potential liability under these guarantees was $46.5 million, of which $9.3 million was for surety bonds and $37.2 million was for financial guarantees and standby letters of credit.

8.3 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at July 2, 2017, the Company’s outstanding derivative financial instruments consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loan and unsecured notes. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to note 9 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017.

8.4 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at July 31, 2017 there were 224,464,031 common shares issued and outstanding along with 2,468,907 stock options and 166,538 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.5 Declaration of dividend

The Company paid dividends of $42.8 million during the six months ended July 2, 2017. On August 2, 2017, the Board of Directors declared a quarterly cash dividend of $0.0935 per share for an expected aggregate payment of $21.0 million which will be paid on September 11, 2017 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on August 17, 2017. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements, and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s

QUARTERLY REPORT - Q2 2017 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS

long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.6 Normal course issuer bid

On February 22, 2017, the Board of Directors of the Company approved the renewal of a normal course issuer bid (NCIB) beginning February 27, 2017 and ending on February 26, 2018, to purchase for cancellation up to 11,512,267 common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares as of February 17, 2017.

During the six months ended July 2, 2017, the Company repurchased for cancellation a total of 5,956,872 common shares under the NCIB for a total cost of $157.2 million, of which a total of 877,000 common shares were repurchased by way of private agreements with arm’s length third party sellers. Of the total cost of $157.2 million, $3.9 million was charged to share capital and $153.3 million was charged to retained earnings.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

A discussion of management’s expectations as to our outlook is contained in our earnings press release dated August 3, 2017 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildan.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2016 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company seeks to manage those risks.

QUARTERLY REPORT - Q2 2017 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2016 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Determination of cash-generating units (CGUs)

•	Income taxes

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:

•	Allowance for doubtful accounts

•	Sales promotional programs

•	Inventory valuation

•	Business combinations

•	Recoverability and impairment of non-financial assets

•	Valuation of statutory severance obligations and the related costs

•	Measurement of the estimate of expected costs for decommissioning and site restoration costs

•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, readers should refer to note 3 to our fiscal 2016 audited consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies as outlined in note 3 of our fiscal 2016 audited consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. For a more detailed description of IFRS 15, please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017.

Financial Instruments
In July 2014, the IASB issued IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. For a more detailed description of IFRS 9 (2014), please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017.

Leases
In January 2016, the IASB issued IFRS 16, Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. For a more detailed description of IFRS 16, please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017.

Uncertain Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. For a more detailed description of IFRIC 23, please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017.

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on April 3, 2017 and ended on July 2, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUARTERLY REPORT - Q2 2017 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS

15.0 RISKS AND UNCERTAINTIES

In our 2016 Annual MD&A under the sections “Financial risk management” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2016 Annual MD&A include risks associated with:

•	Our ability to implement our growth strategies and plans

•	Our ability to compete effectively

•	Our ability to integrate acquisitions

•	We may be negatively impacted by changes in general economic and financial conditions

•	We rely on a small number of significant customers

•	Our customers do not commit to purchase minimum quantities

•	Our ability to anticipate, identify, or react to changes in consumer preferences and trends

•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand

•	We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products

•	We rely on key suppliers

•	We may be negatively impacted by climate, political, social, and economic risks in the countries in which we operate or from which we source production

•	Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions

•	We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations

•	Factors or circumstances that could increase our effective income tax rate

•	Compliance with environmental, health and safety regulations

•	Compliance with product safety regulation

•	We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations

•	We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices

•	We may be negatively impacted by changes in third party licensing arrangements and licensed brands

•	Our ability to protect our intellectual property rights

•	We rely significantly on our information systems for our business operations

•	We may be negatively impacted by data security and privacy breaches

•	We depend on key management and our ability to attract and/or retain key personnel

QUARTERLY REPORT - Q2 2017 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

16.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in $ millions, except per share amounts)	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016

Net earnings	107.7	94.7	191.2	157.9
Adjustments for:
Restructuring and acquisition-related costs	2.8	2.7	9.4	9.5
Income tax recovery on restructuring and acquisition-related costs	—	(1.0)	—	(2.0)
Adjusted net earnings	110.5	96.4	200.6	165.4

Basic EPS	0.48	0.40	0.84	0.66
Diluted EPS	0.48	0.40	0.84	0.66
Adjusted diluted EPS	0.49	0.41	0.88	0.69
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016

Operating income	121.1	102.7	214.1	173.0
Adjustment for:
Restructuring and acquisition-related costs	2.8	2.7	9.4	9.5
Adjusted operating income	123.9	105.4	223.5	182.5

Operating margin	16.9%	14.9%	15.5%	13.5%
Adjusted operating margin	17.3%	15.3%	16.2%	14.2%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2017 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in $ millions)	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016

Net earnings	107.7	94.7	191.2	157.9
Restructuring and acquisition-related costs	2.8	2.7	9.4	9.5
Depreciation and amortization	41.5	39.7	80.8	74.4
Financial expenses, net	7.6	3.0	12.3	7.9
Income tax expense	5.8	5.0	10.6	7.2
Adjusted EBITDA	165.4	145.1	304.3	256.9
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Six months ended
(in $ millions)	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016

Cash flows from operating activities	179.9	162.0	245.7	141.4
Cash flows used in investing activities	(26.9)	(141.3)	(144.5)	(179.2)
Adjustment for:
Business acquisitions	9.1	109.5	102.1	109.5
Free cash flow	162.1	130.2	203.3	71.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	July 2, 2017	January 1, 2017

Long-term debt and total indebtedness	705.0	600.0
Cash and cash equivalents	(46.8)	(38.2)
Net indebtedness	658.2	561.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2017 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	July 2, 2017	January 1, 2017

Adjusted EBITDA for the trailing twelve months	571.0	523.8
Adjustment for:
Business acquisitions	4.8	12.5
Pro-forma adjusted EBITDA for the trailing twelve months	575.8	536.3
Net indebtedness	658.2	561.8
Net debt leverage ratio	1.1	1.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2017 P.28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	July 2, 2017	January 1, 2017
Current assets:
Cash and cash equivalents	$46,819	$38,197
Trade accounts receivable	363,424	277,733
Income taxes receivable	1,145	—
Inventories (note 5)	922,657	954,876
Prepaid expenses, deposits and other current assets	61,357	69,719
Total current assets	1,395,402	1,340,525
Non-current assets:
Property, plant and equipment	1,052,273	1,076,883
Intangible assets	413,410	354,221
Goodwill	221,082	202,108
Deferred income taxes	—	1,500
Other non-current assets	8,199	14,907
Total non-current assets	1,694,964	1,649,619
Total assets	$3,090,366	$2,990,144
Current liabilities:
Accounts payable and accrued liabilities	$251,273	$234,062
Income taxes payable	—	1,866
Total current liabilities	251,273	235,928
Non-current liabilities:
Long-term debt (note 6)	705,000	600,000
Deferred income taxes	2,770	—
Other non-current liabilities	36,157	34,569
Total non-current liabilities	743,927	634,569
Total liabilities	995,200	870,497
Equity:
Share capital	151,653	152,313
Contributed surplus	29,794	23,198
Retained earnings	1,898,398	1,903,525
Accumulated other comprehensive income	15,321	40,611
Total equity attributable to shareholders of the Company	2,095,166	2,119,647
Total liabilities and equity	$3,090,366	$2,990,144

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net sales	$715,368	$688,867	$1,380,726	$1,282,157
Cost of sales	502,102	499,835	978,714	936,755
Gross profit	213,266	189,032	402,012	345,402
Selling, general and administrative expenses	89,346	83,599	178,551	162,837
Restructuring and acquisition-related costs (note 7)	2,818	2,702	9,380	9,530
Operating income	121,102	102,731	214,081	173,035
Financial expenses, net (note 8(b))	7,559	3,006	12,283	7,876
Earnings before income taxes	113,543	99,725	201,798	165,159
Income tax expense	5,825	5,010	10,560	7,210
Net earnings	107,718	94,715	191,238	157,949
Other comprehensive income (loss), net of related income taxes (note 10):
Cash flow hedges	(19,950)	23,866	(25,290)	15,558
Comprehensive income	$87,768	$118,581	$165,948	$173,507
Earnings per share (note 11):
Basic	$0.48	$0.40	$0.84	$0.66
Diluted	$0.48	$0.40	$0.84	$0.66

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended July 2, 2017 and July 3, 2016
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 1, 2017	230,218	$152,313	$23,198	$40,611	$1,903,525	$2,119,647
Share-based compensation	—	—	7,972	—	—	7,972
Shares issued under employee share purchase plan	30	786	—	—	—	786
Shares issued pursuant to exercise of stock options	63	1,336	(467)	—	—	869
Shares issued or distributed pursuant to vesting of restricted share units	84	1,136	(1,136)	—	—	—
Shares repurchased for cancellation	(5,957)	(3,918)	—	—	(153,311)	(157,229)
Dividends declared	—	—	227	—	(43,054)	(42,827)
Transactions with shareholders of the Company recognized directly in equity	(5,780)	(660)	6,596	—	(196,365)	(190,429)
Cash flow hedges (note 10)	—	—	—	(25,290)	—	(25,290)
Net earnings	—	—	—	—	191,238	191,238
Comprehensive income (loss)	—	—	—	(25,290)	191,238	165,948
Balance, July 2, 2017	224,438	$151,653	$29,794	$15,321	$1,898,398	$2,095,166
Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443
Share-based compensation	—	—	7,822	—	—	7,822
Shares issued under employee share purchase plan	26	747	—	—	—	747
Shares issued pursuant to exercise of stock options	48	888	(315)	—	—	573
Shares issued or distributed pursuant to vesting of restricted share units	29	548	(548)	—	—	—
Shares repurchased for cancellation	(10,471)	(6,506)	—	—	(292,787)	(299,293)
Change in classification of non-Treasury RSUs to equity-settled	—	—	6,234	—	—	6,234
Dividends declared	—	—	186	—	(38,125)	(37,939)
Transactions with shareholders of the Company recognized directly in equity	(10,368)	(4,323)	13,379	—	(330,912)	(321,856)
Cash flow hedges (note 10)	—	—	—	15,558	—	15,558
Net earnings	—	—	—	—	157,949	157,949
Comprehensive income	—	—	—	15,558	157,949	173,507
Balance, July 3, 2016	233,204	$146,174	$27,386	$16,651	$1,849,883	$2,040,094

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Cash flows from (used in) operating activities:
Net earnings	$107,718	$94,715	$191,238	$157,949
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 12 (a))	48,317	49,493	91,324	90,997
	156,035	144,208	282,562	248,946
Changes in non-cash working capital balances:
Trade accounts receivable	(2,315)	(4,034)	(81,787)	(131,360)
Income taxes	(5,849)	(605)	(2,768)	205
Inventories	27,503	1,933	45,706	(8,612)
Prepaid expenses, deposits and other current assets	(6,287)	(4,492)	(10,885)	(6,101)
Accounts payable and accrued liabilities	10,766	24,955	12,911	38,364
Cash flows from operating activities	179,853	161,965	245,739	141,442

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(17,213)	(31,286)	(41,187)	(63,115)
Purchase of intangible assets	(574)	(1,058)	(1,344)	(7,276)
Business acquisitions (note 4)	(9,094)	(109,478)	(102,119)	(109,478)
Proceeds on disposal of property, plant and equipment	23	493	164	631
Cash flows used in investing activities	(26,858)	(141,329)	(144,486)	(179,238)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under long-term bank credit facilities	(66,000)	(146,010)	105,000	63,000
Proceeds from term loan	—	300,000	—	300,000
Dividends paid	(21,277)	(19,192)	(42,827)	(37,939)
Proceeds from the issuance of shares	1,227	789	1,579	1,248
Repurchase and cancellation of shares	(78,606)	(154,828)	(157,229)	(284,633)
Cash flows from (used in) financing activities	(164,656)	(19,241)	(93,477)	41,676

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	431	(274)	846	16
(Decrease) increase in cash and cash equivalents during the period	(11,230)	1,121	8,622	3,896
Cash and cash equivalents, beginning of period	58,049	53,450	38,197	50,675
Cash and cash equivalents, end of period	$46,819	$54,571	$46,819	$54,571

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$3,105	$2,906	$8,279	$4,703
Income taxes, net of refunds	7,933	3,487	8,670	3,873

Supplemental disclosure of cash flow information (note 12)
See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended July 2, 2017
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three and six months ended July 2, 2017 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2016 audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 2, 2017.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarters.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Services). IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of the adoption of IFRS 15 on the consolidated financial statements, including the transition options. Based on a preliminary assessment, the Company does not expect that the adoption of IFRS 15 will have a material impact on its consolidated financial statements. The Company will finalize its assessment during fiscal 2017.

QUARTERLY REPORT - Q2 2017 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Financial Instruments
In July 2014, the IASB issued IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. Based on a preliminary assessment, the Company does not expect that the adoption of IFRS 9 (2014) will have a material impact on its consolidated financial statements. The Company will finalize its assessment during fiscal 2017.

Leases
In January 2016, the IASB issued IFRS 16, Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements, and expects that the majority of its operating leases will need to be recognized in its consolidated statement of financial position on initial adoption of IFRS 16.

Uncertain Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances in such determinations. IFRIC 23 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of IFRIC 23 on the consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITIONS:

American Apparel

On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (American Apparel), which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of $88.0 million. In addition, the Company acquired inventory from American Apparel for $10.5 million. The total consideration transferred for this acquisition was therefore $98.5 million (of which $91.9 million was paid in fiscal 2017, and $6.6 million was paid in the fourth quarter of fiscal 2016). The acquisition was financed by the utilization of the Company's long-term bank credit facilities. The American Apparel® brand is a highly recognized brand among consumers and within the North American printwear channel, and is a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further market share penetration in the fashion basics category of these markets.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the assets acquired, which the Company expects to finalize by the end of fiscal 2017. Goodwill is attributable primarily to expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. Results from the sale of products under the American Apparel® brand are included in the Printwear segment. The consolidated results of the Company for fiscal 2017 include net sales of $17.1 million and a net loss of $4.2 million (including restructuring and acquisition-related costs) relating to American Apparel since the date of acquisition.

The fair values attributed to the assets acquired were $10.5 million to inventories, $2.0 million to property, plant and equipment, $67.4 million to intangible assets, and $18.6 million to goodwill. The intangible assets acquired are comprised of trademarks in the amount of $51.4 million which are not being amortized as they are considered to be indefinite life intangible assets, and customer relationships in the amount of $16.0 million which are being amortized on a straight line basis over their estimated useful lives of ten years.

If the acquisition of American Apparel was accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the six months ended July 2, 2017 would have been $1,385.5 million and $190.2 million, respectively. These pro forma figures are based on estimated results of American Apparel's operations prior to being purchased by the Company, adjusted to reflect fair value adjustments which arose on the date of the acquisitions, as if the acquisition occurred on January 2, 2017, and should not be viewed as indicative of the Company’s future results.

Other

On April 4, 2017, the Company acquired a 100% interest in an Australian based activewear distributor for cash consideration of $6.0 million. The transaction also resulted in the effective settlement of $2.9 million of trade accounts receivable due to Gildan prior to the acquisition. On a preliminary basis, the fair values attributed to the assets acquired and liabilities assumed were $5.7 million to working capital and other assets, and $3.2 million to customer relationships which are being amortized on a straight line basis over their estimated useful lives. The net sales and net earnings attributable to this acquisition since April 4, 2017 are not significant.

5. INVENTORIES:

	July 2, 2017	January 1, 2017
Raw materials and spare parts inventories	$114,486	$119,155
Work in progress	59,098	56,397
Finished goods	749,073	779,324
	$922,657	$954,876

QUARTERLY REPORT - Q2 2017 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		July 2, 2017	January 1, 2017
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(2)	2.2%	$9,000	$—	April 2022
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25%(3)	2.0%	96,000	—	March 2019
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(4)	2.1%	300,000	300,000	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly(5)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly(5)	2.9%	50,000	50,000	August 2026
		$705,000	$600,000

(1)	Represents the effective interest rate for the six months ended July 2, 2017, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $14.0 million (January 1, 2017 - $19.0 million) has been committed against this facility to cover various letters of credit.

(3)
The Company's unsecured revolving long-term bank credit facility agreement of $300 million has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2017, the Company amended its unsecured revolving long-term bank credit facility of $1 billion to extend the maturity date from April 2021 to April 2022, and amended its unsecured revolving long-term bank credit facility agreement of $300 million to extend the maturity date from March 2018 to March 2019.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at July 2, 2017.

QUARTERLY REPORT - Q2 2017 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Employee termination and benefit costs	$90	$227	$624	$1,359
Exit, relocation and other costs	2,369	763	5,130	5,757
Loss on disposal of property, plant and equipment	—	5	—	623
Remeasurement of contingent consideration in connection with a business acquisition	—	221	—	305
Acquisition-related transaction costs	359	1,486	3,626	1,486
	$2,818	$2,702	$9,380	$9,530

Restructuring and acquisition-related costs for the six months ended July 2, 2017 related primarily to transaction and integration costs incurred in connection with the American Apparel business acquisition, as well as costs for the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

Restructuring and acquisition-related costs for the six months ended July 3, 2016 related primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct-to-consumer channel strategy, and the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

8. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Depreciation of property, plant and equipment	$33,591	$30,050	$67,675	$59,892
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	1,446	4,469	495	4,190
Depreciation of property, plant and equipment included in net earnings	35,037	34,519	68,170	64,082
Amortization of intangible assets, excluding software	5,315	4,366	10,329	8,709
Amortization of software	1,168	804	2,269	1,598
Depreciation and amortization included in net earnings	$41,520	$39,689	$80,768	$74,389

Property, plant and equipment includes $58.8 million (January 1, 2017 - $50.6 million) of assets under construction and/or not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

QUARTERLY REPORT - Q2 2017 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(b) Financial expenses, net:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Interest expense on financial liabilities recorded at amortized cost(1)	$4,721	$2,971	$8,380	$4,837
Bank and other financial charges	1,912	1,098	3,845	2,096
Interest accretion on discounted provisions	77	84	154	167
Foreign exchange loss (gain)	849	(1,147)	(96)	776
	$7,559	$3,006	$12,283	$7,876
(1) Net of capitalized borrowing costs of $0.3 million (2016 - nil) and $0.5 million (2016 - nil) respectively, for the three and six months ended July 2, 2017.

(c) Sales of trade accounts receivable:
As at July 2, 2017, trade accounts receivables being serviced under a receivables purchase agreement amounted to $97.0 million. The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 26, 2018, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $0.4 million (2016 - $0.1 million) and $0.6 million (2016 - $0.1 million) respectively, for the three and six months ended July 2, 2017, and was recorded in bank and other financial charges.

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	July 2, 2017	January 1, 2017
Financial assets
Amortized cost:
Cash and cash equivalents	$46,819	$38,197
Trade accounts receivable	363,424	277,733
Financial assets included in prepaid expenses, deposits and other current assets	26,492	22,722
Long-term non-trade receivables included in other non-current assets	949	476
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other current assets	13,261	32,572
Derivative financial instruments included in prepaid expenses, deposits and other current assets - total return swap	731	—

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$245,697	$231,927
Long-term debt - bearing interest at variable rates	505,000	400,000
Long-term debt - bearing interest at fixed rates(1)	200,000	200,000
Derivative financial instruments designated as effective hedging instruments included in accounts payable and accrued liabilities	5,576	1,515
Derivative financial instruments included in accounts payable and accrued liabilities - total return swap	—	620

(1)	The fair value of the long-term debt bearing interest at fixed rates was $196.8 million as at July 2, 2017.

QUARTERLY REPORT - Q2 2017 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances.

Derivatives
The derivative financial instruments designated as effective hedging instruments consist of foreign exchange and commodity forward and option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at July 2, 2017, the notional amount of TRS outstanding was 245,854 shares.

The fair values of financial assets, financial liabilities, and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q2 2017 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

Three months ended			Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net (loss) gain on derivatives designated as cash flow hedges:
Foreign currency risk	$(3,401)	$1,770	$(2,365)	$(62)
Commodity price risk	(815)	21,817	7,483	15,696
Interest rate risk	(1,626)	—	(1,236)	—

Income taxes	34	(18)	23	—

Amounts reclassified from OCI to inventory, related to commodity price risk	(15,078)	162	(28,411)	217

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	(329)	1,289	(1,693)	(113)
Cost of sales	116	—	(75)	—
Selling, general and administrative expenses	(259)	(628)	(607)	(290)
Financial expenses, net(1)	1,416	(525)	1,582	107
Income taxes	(8)	(1)	9	3
Other comprehensive income (loss)	$(19,950)	$23,866	$(25,290)	$15,558

(1)	The amount reclassified from OCI to net earnings related to interest rate risk was not significant for the three and six months ended July 2, 2017.

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and six months ended July 2, 2017.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and six months ended July 2, 2017.

No ineffectiveness has been recognized in net earnings for the three and six months ended July 2, 2017.

As at July 2, 2017, accumulated other comprehensive income of $15.3 million consisted of net deferred gains on commodity forward, option, and swap contracts of $5.0 million, net deferred gains on interest rate swap contracts of $10.4 million, and net deferred losses on forward foreign exchange contracts of $0.1 million. Approximately $5.4 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q2 2017 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net earnings - basic and diluted	$107,718	$94,715	$191,238	$157,949

Basic earnings per share:
Basic weighted average number of common shares outstanding	225,331	235,496	227,528	239,067
Basic earnings per share	$0.48	$0.40	$0.84	$0.66

Diluted earnings per share:
Basic weighted average number of common shares outstanding	225,331	235,496	227,528	239,067
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	530	776	492	747
Diluted weighted average number of common shares outstanding	225,861	236,272	228,020	239,814
Diluted earnings per share	$0.48	$0.40	$0.84	$0.66

Excluded from the above calculation for the three months ended July 2, 2017 are 858,153 stock options (2016 - 858,153) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended July 2, 2017 are 1,572,273 stock options (2016 - 858,153) and nil Treasury RSUs (2016 - 61,919) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Depreciation and amortization (note 8(a))	$41,520	$39,689	$80,768	$74,389
Restructuring charges related to property, plant and equipment (note 7)	—	5	—	623
Loss on remeasurement of contingent consideration in connection with a business acquisition (note 7)	—	221	—	305
Loss on disposal of property, plant and equipment and intangible assets	19	1,679	231	1,749
Share-based compensation	3,886	3,932	8,048	7,894
Deferred income taxes	3,550	1,901	4,351	2,868
Unrealized net loss on foreign exchange and financial derivatives	923	1,379	40	1,474
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to net earnings	(1,189)	3,213	(3,668)	3,315
Other non-current assets	463	360	108	(1,293)
Other non-current liabilities	(855)	(2,886)	1,446	(327)
	$48,317	$49,493	$91,324	$90,997

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b) Variations in non-cash transactions:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Shares repurchased for cancellation	$10,629	$(4,356)	$—	$(14,660)
Change in classification of non-Treasury RSUs to equity-settled	—	—	—	6,234
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(154)	2,217	275	(3,012)
Proceeds on disposal of property, plant and equipment included in other current assets	—	(523)	—	(523)
Balance due on business acquisition	303	—	1,388	—
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	227	186	227	186
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	1,603	661	1,603	863

13. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 55 countries across North America, Europe, Asia-Pacific, and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets, and distributes branded family apparel, including athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear, and shapewear products, primarily to retailers in the United States and Canada.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2016 audited annual consolidated financial statements.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. SEGMENT INFORMATION (continued):

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Segmented net sales:
Printwear	$480,068	$471,242	$925,684	$863,377
Branded Apparel	235,300	217,625	455,042	418,780
Total net sales	$715,368	$688,867	$1,380,726	$1,282,157

Segment operating income:
Printwear	$122,073	$110,965	$227,995	$196,127
Branded Apparel	25,950	17,078	44,511	31,938
Total segment operating income	$148,023	$128,043	$272,506	$228,065

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$148,023	$128,043	$272,506	$228,065
Amortization of intangible assets, excluding software	(5,315)	(4,366)	(10,329)	(8,709)
Corporate expenses	(18,788)	(18,244)	(38,716)	(36,791)
Restructuring and acquisition-related costs	(2,818)	(2,702)	(9,380)	(9,530)
Financial expenses, net	(7,559)	(3,006)	(12,283)	(7,876)
Earnings before income taxes	$113,543	$99,725	$201,798	$165,159

QUARTERLY REPORT - Q2 2017 P.43